                                                            OMB APPROVAL
                                                      --------------------------
                                                      OMB NUMBER:      3235-0145
                                                      EXPIRES:  OCTOBER 31, 1997
                                                      ESTIMATED AVERAGE BURDEN
                                                      HOURS PER RESPONSE...14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)


            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.  1) /1/

                              Desktop Data, Inc.
                              ------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)

                                  25057H-10-1
                                  -----------
                                (CUSIP Number)


    /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 pages

-----------------------                                  ---------------------
 CUSIP NO. 25057H-10-1                   13G                 PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Donald L. McLagan
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,644,349

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          414,442
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,644,349

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          414,442

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,058,791

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[ ]
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      23.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 6 pages

ITEM 1.

   (a) Name of Issuer.
       --------------

       Desktop Data, Inc.

   (b) Address of Issuer's Principal Executive Offices.
       -----------------------------------------------

       80 Blanchard Road
       Burlington, MA  01803

ITEM 2.

   (a) Name of Person Filing.
       ---------------------

       Donald L. McLagan

   (b) Address of Principal Business Office, or, if none, Residence.
       ------------------------------------------------------------

       c/o Desktop Data, Inc.
       80 Blanchard Road
       Burlington, MA  01803

   (c) Citizenship.
       -----------

       United States

   (d) Title of Class of Securities.
       ----------------------------

       Common Stock, $.01 par value

   (e) CUSIP Number.
       ------------

       25057H-10-1


ITEM 3. IF THIS STATEMENT IF FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

   (a)   _   Broker or Dealer registered under Section 15 of the Act

   (b)   _   Bank as defined in Section 3(a)(6) of the Act

   (c)   _   Insurance Company as defined in Section 3(a)(19) of the Act


                              Page 3 of 6 pages

   (d)   _   Investment Company registered under Section 8 of the Investment
              Company Act

   (e)   _   Investment Advisor registered under Section 203 of the Investment
              Advisers Act of 1940

   (f)   _   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

   (g)   _   Parent Holding Company, in accordance with Section 240.13d-
              1(b)(ii)(G) (Note:  See Item 7)

   (h)   _   Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

   Not applicable.


ITEM 4.  OWNERSHIP.

   (a)   Amount Beneficially Owned.
         -------------------------

         Donald L. McLagan beneficially owns 2,058,791 shares of Common Stock. This includes 414,442 shares which are held in trust for the benefit of Mr. McLagan's two children, of which Mr. McLagan's wife is the sole trustee.

   (b)   Percent of Class.
         ----------------

         Mr. McLagan's 2,058,791 shares of Common Stock represents approximately 23.9% of the outstanding Common Stock of Desktop Data, Inc. The percentage is calculated by dividing the number of shares beneficially owned by Mr. McLagan by the 8,598,788 shares of Common Stock reported to be outstanding on October 31, 1996 in a Desktop Data, Inc. Form 10-Q.

   (c)   Number of shares as to which such person has:
         --------------------------------------------

         (i)    sole power to vote or to direct the vote:
                ----------------------------------------

                1,644,349 shares

         (ii)   shared power to vote or to direct the vote:
                ------------------------------------------

                414,442 shares


                               Page 4 of 6 pages

         (iii)  sole power to dispose or to direct the disposition of:
                -----------------------------------------------------

                1,644,349 shares

         (iv)   shared power to dispose or to direct the disposition of:
                -------------------------------------------------------

                414,442 shares


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.


ITEM 10. CERTIFICATION.

     Not applicable.

     Not filed pursuant to Rule 13d-1(b).


                               Page 5 of 6 pages

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 5, 1997

                                       /s/ Donald L. McLagan
                                       ---------------------
                                       Donald L. McLagan


                               Page 6 of 6 pages